ADVANCED CELL TECHNOLOGY, INC.
33 LOCKE DRIVE
 MARLBOROUGH, MASSACHUSETTS 01752

VIA EDGAR CORRESPONDENCE

August 10, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549-7010

Attention:	Jim Rosenberg Senior Assistant Chief Accountant

Re:	Advanced Cell Technology, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 File No. 000-50295

Dear Mr. Rosenberg:

This letter responds to the Securities and Exchange Commission Staff’s comment letter dated July 28, 2010 regarding Advanced Cell Technology, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”). For the Staff’s convenience, we have set forth the text of the comments contained in the Comment Letter followed in each case by our response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2009

Notes to Consolidated Financial Statements

Note 7. Amended and Restated Convertible Debentures, page 72

SEC Comment 1: Please refer to your disclosure that the loss on extinguishment of convertible debentures of $34,679,545 represents the difference between the fair value of the amended and restated convertible debentures and the carrying value of the original 2005, 2006, 2007 and 2008 convertible debentures. Also, you disclose that the fair value of the amended and restated convertible debentures at July 29, 2009 was $18,192,813, net of debt discounts of $2,011,065. Please tell us the carrying amount of each convertible debenture at the time of the debt modifications in 2009 and provide us with your calculation of the amount of loss on the extinguishment of each debenture.

Mr. Jim B. Rosenberg
August 10, 2010

Our Response: The following table provides the carrying value of each convertible debenture and derivative liabilities in connection with each debenture at the time of the debt modifications in 2009, as well as the calculation of the amount of loss on the extinguishment of each debenture:

		2005	2006	2007	2008
		Debenture	Debenture	Debenture	Debenture	Total
ORIGINAL DEBT
Original Debt, carrying value		$112,527	$2,547,836	$9,106,911	$5,657,761	$17,425,035
Fair Value of derivative liabilities before modification		1,908,006	3,295,518	10,258,844	6,563,267	22,025,635
Total Carrying Value of Original Debt and Derivative Liabilities	[C]	$2,020,533	$5,843,354	$19,365,755	$12,221,028	$39,450,670

MODIFIED DEBT
New Debt, carrying value		143,277	2,954,816	10,496,619	6,609,166	20,203,878
New Debt Discounts		(10,911)	(225,028)	(712,173)	(1,062,953)	(2,011,065)
New Debt carrying value, net of discounts	[B]	132,366	2,729,788	9,784,446	5,546,213	18,192,813

Fair Value of derivative liabilities after modification	[A]	4,177,500	9,915,852	28,516,517	13,327,533	55,937,402

Loss on Extinguishment	[A + B] - [C]	$2,289,333	$6,802,286	$18,935,208	$6,652,718	$34,679,545

Note 10. Series A-1 Redeemable Convertible Preferred Stock

Modification of Series A-1 Convertible Redeemable Preferred Stock, 82

SEC Comment 2: Please explain to us why you refer to the change in the conversion price of the preferred stock as a loss on the extinguishment of debentures and note a change in the fair value of the embedded conversion option. Tell us how you considered the impact of ASC 470-50 to support the accounting treatment of the change in conversion price of the preferred stock.

Our Response: In determining the proper accounting treatment for the change in the conversion price of this redeemable preferred stock instrument, we applied the provisions of ASC 470-50 “Modification and Extinguishments.” ASC 470-50 states that an exchange of debt instruments with substantially different terms is a debt extinguishment. A debtor could achieve the same economic effect as an exchange of a debt instrument by making a substantial modification of terms of an existing debt instrument. Accordingly, a substantial modification of terms shall be accounted for like an extinguishment of debt. Among other criteria, in order to qualify as an extinguishment, the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10% of the carrying amount of the original debt instrument immediately prior to the modification or exchange. We calculated the fair value of the conversion option for the preferred stock immediately prior to and after the change in the conversion price, and evaluated the impact of the change in conversion price. The change in fair value of the conversion option on the preferred stock was 98% of the face value of the preferred stock. Based on this, the change in conversion price constitutes a substantial modification in the terms of the preferred stock agreement. Therefore, we accounted for the modification in the conversion price as a loss on extinguishment of debt.

Mr. Jim B. Rosenberg
August 10, 2010

ITEM 1. Executive Compensation, page 104

SEC Comment 3: Your disclosure for this Item is deficient in several areas including, but not limited to, omission of Compensation Discussion and Analysis, the Grants of Plan Based Awards table and the disclosure required by Item 402(s) of Regulation S-K. Please provide draft disclosure to be included in an amended Form 10-K which meets the requirements of Item 402 of Regulation S-K for non-smaller reporting companies. Because the company is an accelerated filer pursuant to Rule 12b-2 under the Exchange Act, and no longer a smaller reporting company as defined by Item 10(f) of Regulation S-K, it may not elect to provide the scaled disclosure permitted for smaller reporting companies.

Our Response: We will prepare and file an amendment to the 2009 Form 10-K to update for the following proposed disclosure.

COMPENSATION DISCUSSION AND ANALYSIS

This section describes the compensation program for our executive officers. In particular, this section focuses on our 2009 compensation program and related decisions.

The Board of Directors has established a Compensation Committee, the majority of which are independent outside directors which approves all compensation and awards to executive management. The members of the Compensation Committee have extensive executive level experience in other companies and bring a perspective of reasonableness to compensation matters with our Company. In addition, the Compensation Committee compares executive compensation practices of similar companies at similar stages of development.

The objectives of our compensation program are as follows:

●	Reward performance that drives substantial increases in shareholder value, as evidenced through both future operating profits and increased market price of our common shares; and
●	Attract, hire and retain well-qualified executives.

The compensation level of our executives generally reflects their unique position and incentive to positively affect our future operating performance and shareholder value. Part of the compensation of our executives is from equity compensation, primarily through stock option grants or restricted stock awards.

Specific salary and bonus levels, as well as the amount and timing of equity incentive grants, are determined informally and judgmentally, on an individual-case basis, taking into consideration each executive's unique talents and experience as they relate to our needs. With respect to equity compensation, the Compensation Committee approves all option grants, generally based on the recommendation of the president and chief executive officer. Executive compensation is paid or granted pursuant to each executive's compensation agreement. Compensation adjustments are made occasionally based on changes in an executive's level of responsibility or on changed local and specific executive employment market conditions.   Based on these factors the Compensation Committee approved the execution of employment agreement with the Company’s only two executive officers.

Mr. Jim B. Rosenberg
August 10, 2010

Risk Management Considerations

In response to the ongoing global economic recession, in 2009 the compensation committee considered the incentives under our executive compensation program and whether they introduced or encouraged excessive risk taking or other behaviors by our executives that could have a negative impact on our business. The compensation committee determined that our executive compensation program provides an appropriate balance of incentives and that it does not encourage our executives to take excessive risks or otherwise create risks that are reasonably likely to have a material adverse effect on us.

Summary Compensation Table

The following table summarizes the annual compensation paid to our named executive officers for the three years ended December 31, 2009, 2008 and 2007:

				Stock	Option	All Other
		Salary	Bonus	Awards	Awards	Compensation		Total
Name and Principal Position	Year	($)	($)	($)	($)	($)		($)
William M. Caldwell, IV	2009	417,500	140,000	-	131,826	1,879	(1)	691,205
Chief Executive Officer,	2008	350,000	-	-	-	995	(1)	350,995
Principle Financial Officer, and	2007	348,374	150,000	-	-	2,376	(1)	500,750
Chairman of the Board of Directors

Robert P. Lanza, M.D.,	2009	311,250	81,250	-	320,515	1,524	(1)	714,539
Chief Scientific Officer	2008	290,000	35,000	-	168,237	636	(1)	493,873
	2007	342,805	50,000	-	28,910	483	(1)	422,198

Jonathan F. Atzen	2008	78,077	-	93,669	1,598	3,001	(2)	176,345
Sr. Vice President, General Counsel	2007	338,537	60,000	-	6,391	12,360	(2)	417,288
and Secretary (2)

Please see the assumptions relating to the valuation of our stock option awards which are contained in Notes to audited Financial Statements included in this 10K.

(1) This amount represents a life insurance premium paid by the Company for the named executive officer.

(2) Effective as of March 7, 2008, Mr. Atzen resigned from his positions at the Company and terminated his employment arrangement with the Company. This amount in 2008 represents $2,670 in payments made to Mr. Atzen as part of his $1,000 monthly car allowance through his termination date and $331 in life insurance premiums paid by the Company for Mr. Atzen. This amount in 2007 represents $12,000 in payments made to Mr. Atzen as part of his $1,000 monthly car allowance and $360 in life insurance premiums paid by the Company for Mr. Atzen.

Mr. Jim B. Rosenberg
August 10, 2010

Employment Agreements

Employment Agreement with William M. Caldwell, IV On February 22, 2010, we entered into an employment agreement with William M. Caldwell, IV, who has been our chief executive officer and chairman since January 2005. Pursuant to the Employment Agreement, the parties agreed as follows:

●
Mr. Caldwell will continue to serve as our chief executive officer, for a term of two and 1/3 years commencing on October 1, 2009, subject to earlier termination as provided therein. The term under the Employment Agreement will renew automatically for additional one year terms unless either party provides written notice of intent not to renew the employment agreement at least 90 days prior to such automatic renewal.

●
We will pay Mr. Caldwell an initial base salary of $480,000 per annum, which base salary will increase annually by not less than the annual increase in the consumer price index, and may be increased during the term by a greater amount at the sole discretion of the Company’s board of directors.

●	Within 10 days of execution of the employment agreement, Mr. Caldwell received a retention bonus of $100,000.

●
Commencing in the 2010 calendar year, we will pay Mr. Caldwell an annual bonus based on the performance of our common stock. We may also pay Mr. Caldwell additional bonuses in the Company’s sole discretion.

●
We will recommend to the Company’s board of directors that the Company issue to Mr. Caldwell restricted common stock in an amount equal to the greater of (a) 70,000,000 shares or (b) 7% of the Company’s fully diluted shares of issued and outstanding common stock.

●
If Mr. Caldwell’s employment under the Employment Agreement is terminated by the Company without cause, or by Mr. Caldwell for good reason, we will pay Mr. Caldwell severance of two years’ base salary.

Employment Agreement with Robert P. Lanza, M.D.    On October 1, 2009, the Company entered into an employment agreement (the “Agreement”) with Robert P. Lanza, the Company’s chief scientific officer since October 2007. Pursuant to the Agreement, the parties agreed as follows:

●
Robert P. Lanza will continue to serve as the Company’s chief scientific officer, for a term of two years commencing on October 1, 2009, subject to earlier termination as provided therein. The term under the Agreement may be extended by mutual written agreement.

●
The Company will pay Mr. Lanza a base salary of $375,000 per annum, which may be increased during the term at the sole discretion of the Company’s board of directors. The Company may also pay Mr. Lanza annual bonuses in the Company’s sole discretion.

●	The Company will issue to Mr. Lanza 30,192,203 shares of free trading common stock from the Company’s 2005 Employee Incentive Plan.

●	If Mr. Lanza’s employment under the Agreement is terminated by the Company without cause, the Company will pay Mr. Lanza severance of one year’s base salary.

Mr. Jim B. Rosenberg
August 10, 2010

The following table sets forth information regarding stock option awards to our named executive officers under our stock option plans for the year ended December 31, 2009 as follows:

		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: Number of shares of stock	All other option awards: Number of securities underlying	Exercise or base price of option	Grant date fair value of stock and option
		Threshold	Target	Maximum	Threshold	Target	Maximum	or units	options	awards	awards
Name	Grant date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	(1)
William M. Caldwell, IV	11/13/2009	-	-	-	2,554,273	2,554,273	2,554,273	-	-	0.098	$0.095
Robert P. Lanza, M.D.	11/13/2009	-	-	-	5,350,000	5,350,000	5,350,000			0.098	$0.095
Johnathan F. Atzen	-	-	-	-	-	-	-	-	-	-	-

(1)
The aggregate fair value of the stock option awards were calculated as of the grant date utilizing the  Black-Scholes option-pricing model and in accordance with FASB ASC Topic 718. The assumptions used in the Black-Scholes option-pricing model are disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year-End

	Number of		Number of
	Securities		Securities
	Underlying		Underlying	Option	Option
	Unexercised		Unexercised	Exercise	Expiration
	Options (#)		Options (#)	Price	Date
Name	Exercisable		Unexercisable	($)	($)
William M. Caldwell, IV	651,161	(1)	-	0.25	12/31/2014
Chief Executive Officer and	1,903,112	(1)	-	0.85	1/31/2015
Chairman of the Board of Directors	1,383,565	(2)	1,170,708	0.098	11/13/2019

Robert P. Lanza, M.D.,	750,000	(3)	-	0.05	8/12/2014
Chief Scientific Officer	500,000	(4)	-	0.85	1/31/2015
	250,000	(3)	-	2.20	9/15/2015
	1,896,552	(5)	2,103,448	0.21	2/17/2018
	2,897,917	(6)	2,452,083	0.098	11/13/2019

(1)	These options held by Mr. Caldwell vested in full as of December 31, 2008.

(2)	These options held by Mr. Caldwell vest as follows: 50% of the shares vest immediately with the remaining vesting at 1/12 per month.

(3)	These options held by Dr. Lanza vested in full as of December 31, 2006.

(4)	These options held by Dr. Lanza vested in full as of January 31, 2009.

(5)	These options held by Dr. Lanza vest in equal monthly installments over 48 months.

(6)	These options held by Dr. Lanza vest as follows: 50% of the shares vest immediately with the remaining vesting at 1/12 per month.

Option Exercises and Stock Vested Table.

There were no exercises of stock options by, or stock awards vested for, the named executive officers in the year ended December 31, 2009.

Mr. Jim B. Rosenberg
August 10, 2010

Pension Benefits

We do not have any plan which provides for payments or other benefits at, following, or in connection with retirement.

Non-qualified Deferred Compensation

We do not have any defined contribution or other plan which provides for the deferral of compensation on a basis that is not tax-qualified.

DIRECTOR COMPENSATION

		Fees Earned	Stock	Option	All Other
		or Paid in Cash	Awards	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)
Alan C. Shapiro, Ph.D.	2009	72,188	-	-	-	72,188

Erkki Ruoslahti, M.D., Ph.D.	2009	15,850	-	-	-	15,850

Gary Rabin	2009	141,250	-	-	-	141,250

Director Compensation Arrangements

Non-executive members of the Company's Board of Directors receive (1) an initial grant of 100,000 shares of common stock, (2) an annual grant of 100,000 shares of common stock (this number has been increased to 200,000 for 2008), (3) an annual retainer of $40,000 (payable quarterly) and (4) a cash payment for attendance at each board meeting in the amount of $1,500 for in-person meetings and $1,000 for telephonic meetings. Regarding members of the Company's Audit Committee, the Chair receives a payment of $1,500 per meeting and the regular members receive $1,000 per meeting. With respect to the Company's Compensation Committee and the Company's Nominating and Corporate Governance Committee, the Chair receives a payment of $1,125 per meeting and the regular members receive $750 per meeting. Each director is entitled to receive payment of the directors' fees in the form of shares of the Company's Common Stock valued at 150% of the actual directors' fees due and payable. The fee structure for the directors was established and approved by the Compensation Committee and ratified by the full Board of Directors.

In connection with these responses, Advanced Cell Technology, Inc. acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above response or require any additional information, please call the undersigned at (508) 756-1212.

Very truly yours,

Advanced Cell Technology, Inc.

/s/ William M. Caldwell, IV
By: William M. Caldwell, IV
Chief Executive Officer
(Principal Executive Officer and Principal Financial Officer)